Exhibit 99.15

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

October 5, 2010.

3.	Press Release

The Press Release dated October 5, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

The Company announced that it remained committed to its offer made to Capital Gold Corporation as announced by news release dated September 27, 2010 and will continue with its intention to merge the two companies.

5.	Full Description of Material Change

“Timmins Gold Corp. (“Timmins Gold”) (TSX-V:TMM) thanks the shareholders of Capital Gold that have contacted us with their support for Timmins Gold’s offer for the shares of Capital Gold. Since the announcement by Timmins Gold last Monday of its merger proposal, additional shareholders of Capital Gold have now either signed or pledged support agreements with Timmins Gold.

Timmins Gold remains committed to its offer for Capital Gold and will continue with its intention to merge the two companies. The offer is 2.27 Timmins Gold shares per Capital Gold share which represents a bid of $4.92 based on Friday’s closing price of Timmins Gold’s shares.

The completed merger with Capital Gold will create a low cost Mexican gold producer with forecast 2011 production of 180,000 ounces of gold with operating synergies in an underexplored area along the prolific Mojave-Sonora Megashear gold belt of Mexico.”

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

October 5, 2010.